What's Nationwide Portfolio Innovator®?

For financial consultants that use integrated investment solutions, Nationwide Portfolio Innovator® is a unique income guarantee that "wraps" around a diversified investment solution enabling them to provide their clients with a distinct way to create guaranteed lifetime income. Financial consultants have the ability to combine the Nationwide Portfolio Innovator with a wide range of mutual fund wrap portfolios that are provided by Portfolio Management Consultants (PMC), the investment consultancy of Envestnet®.

A value proposition with benefits for all.

Firm benefits:

- **Competitive advantage** — income guarantee isn't available to all competitors
- **Integrated income solution** — no additional firm cost to implement solution
- **Recruitment and retention** — financial consultants want guaranteed income solutions that fit their business model
- **Increased solution set** — you're adding financial solutions to your unique offering

Advisor benefits:

- **A unique income strategy** — a value-adding strategy that complements their fee-based business model and current financial solutions
- **Integrated income solution** — it's a part of the Envestnet platform
- **Fee conscious** — it's a guaranteed income solution that's low cost and adds value to their clients' portfolios
- **Access and control** — this solution doesn't restrict access to the assets

Investor benefits:

- **More income potential** — implementing this income strategy and increasing equity exposure can increase their guaranteed lifetime income withdrawal
- **Less income risk** — exposure to portfolio income losses are reduced because of the guaranteed lifetime withdrawal benefit
- **Control** — they have control of the investment account and access to their money if they need it

A wide variety of investment options

PMC Select Portfolios

The PMC Select Portfolios, a diversified investment solution, are constructed by selecting from PMC Funds according to their stated objectives. Each of these underlying funds is a style-specific, benchmark-aware portfolio advised by PMC and sub-advised by multiple institutional asset managers chosen specifically for their style adherence and their perceived ability to outperform their respective benchmarks.

This structure seeks to reduce unwarranted portfolio risk and form an optimal blend of investment strategies that allows for a targeted and diversified exposure to each asset class. The asset allocations are designed to suit virtually all investors, from those that want conservative strategies to those who seek long-term moderate growth strategies.

The PMC Select Portfolios Strategies:

Conservative and Conservative with Municipals*

55% Fixed Income*****
10% International
12.5% Large-cap Growth
12.5% Large-cap Value
10% Small-cap Core



Conservative Growth and Conservative Growth with Municipals*

40% Fixed Income*****
15% International
17.5% Large-cap Growth
17.5% Large-cap Value
10% Small-cap Core



Moderate and Moderate with Municipals*

30% Fixed Income*****
20% International
20% Large-cap Growth
20% Large-cap Value
10% Small-cap Core



***** In the portfolios that use Municipals, the Fixed Income allocation is replaced with Municipal Bonds.

PMC SIGMA™ Mutual Fund Solutions

The PMC SIGMA Mutual Fund Solutions have an established track record of providing financial consultants with professionally managed model mutual fund portfolios for their clients. The PMC Investment team maintains a highly objective and unbiased approach to selecting the mutual funds that are in the portfolios. Managers that are selected are not pressured to meet short-term benchmarks. Instead, they are evaluated by the overall performance of the portfolio. This philosophy reduces turnover of the mutual funds within the portfolio and results in lower transaction costs for investors. In addition, the portfolios are actively managed on an ongoing basis, and are based on your clients' investment objectives. It is comprehensive, turn-key, objective and results focused.

The PMC SIGMA Mutual Fund Solutions Strategies:

Conservative Portfolio and Conservative Portfolio with Municipals*

- **35%** Fixed Income*
- **25%** Large U.S. Stocks
- **20%** Short-term Investments
- **10%** International Stocks
- **5%** REITS
- **5%** Small U.S. Stocks



Conservative Growth Portfolio and Conservative Growth Portfolio with Municipals*

- **25%** Fixed Income*
- **25%** Large U.S. Stocks
- **15%** Short-term Investments
- **15%** International Stocks
- **10%** Mid-cap Stock
- **5%** REITS
- **5%** Small U.S. Stocks



Moderate Portfolio and Moderate Portfolio with Municipals*

- **30%** Large U.S. Stocks
- **20%** Fixed Income*
- **20%** International Stocks
- **10%** Short-term Investments
- **10%** Mid-cap Stock
- **5%** REITS
- **5%** Small U.S. Stock



* In the portfolios that use Municipals, the Fixed Income allocation is replaced with Municipal Bonds.

Guaranteed Lifetime Income

Financial consultants can add a lifetime income withdrawal guarantee to these preferred portfolios by adding the Nationwide Portfolio Innovator®.

Nationwide Portfolio Innovator®	
Issue Age	Maximum age: 85 Minimum age: 45
Withdrawal Start Age	Age 65 and older
Minimum Investment	$100,000
Guaranteed Lifetime Withdrawals	• 5% annual guaranteed lifetime withdrawals • Guaranteed lifetime withdrawals are based on the guaranteed lifetime withdrawal base (not account value)
Spousal Continuation	This optional feature guarantees lifetime withdrawals for the longer of both spouses' lives; it's a part of the contract available without an additional fee; if elected, the annual guaranteed lifetime withdrawal percentage will be reduced by 0.50% (the withdrawal amount will be 4.5% instead of 5.0%); to elect this option, both individuals must be age 85 or younger
Guaranteed Lifetime Withdrawal Base	• Annual high watermark of account value: – Evaluated annually on contract anniversary – Reset when account value exceeds previous guaranteed lifetime withdrawal benefit base on anniversary; otherwise it will remain the same – Additional investments will increase the guaranteed lifetime withdrawal base dollar for dollar
Excess/Early Withdrawals	Withdrawal amounts greater than the guaranteed lifetime withdrawal amount or any withdrawal taken before the annuitant(s) are age 65; if excess withdrawals are taken: • The guaranteed lifetime withdrawal base will be reduced by the greater of: – Dollar for dollar – Proportionally
Transition to Annuity Phase	If the account value falls below Envestnet's minimum account threshold, investors have the option to continue receiving guaranteed lifetime income based off of the guaranteed lifetime withdrawal base (high watermark value); to continue receiving these payments, assets will be transferred from Envestnet® to Nationwide® and guaranteed lifetime payments will continue in the form of annuity payments for life

Nationwide Portfolio Innovator®	
Annual Contract Fee %	All fees vary based on the portfolio selected and are in addition to advisor and fund fees **PMC Select Portfolios** • Conservative — 0.90% • Conservative with Municipals — 0.90% • Conservative Growth — 1.00% • Conservative Growth with Municipals — 1.00% • Moderate — 1.10% • Moderate with Municipals — 1.10% **PMC SIGMA Mutual Fund Solutions** • Conservative — 1.00% • Conservative with Municipals — 1.00% • Conservative Growth — 1.15% • Conservative Growth with Municipals — 1.15% • Moderate — 1.30% • Moderate with Municipals — 1.30%
Commission	None
Contingent Deferred Sales Charge	N/A

Nationwide Portfolio Innovator®
is new and innovative.

This contract is one of the first of its kind. Because it's innovative, the tax consequences of the contract have not been addressed in published legal authorities.

Here's our interpretation:

We believe that the tax treatment of transactions involving investments in your client's account will be treated the same as it would have been in the absence of the Nationwide Portfolio Innovator® contract. However, we cannot provide any assurances that a court will agree with this interpretation if the Internal Revenue Service were to challenge this treatment.

In the event Nationwide® begins making guaranteed annuity payments, we intend to treat those payments as annuity distributions. Assuming this tax treatment is correct, guaranteed annuity payments would be treated partly as ordinary income and partly as the nontaxable return of any after-tax premium paid for the purchase of the contract.

We're not tax advisors.

Federal income tax laws are complex and subject to change. This information is based on our interpretation of the law and is not guaranteed. Nationwide and its representatives do not give legal or tax advice. Please consult an attorney or tax advisor for answers to any specific questions.

This brochure must be preceded or accompanied by the prospectus.

Nationwide has filed a registration statement (including a prospectus) with the SEC for Nationwide Portfolio Innovator. The product prospectus can be obtained by writing to Nationwide Life Insurance Company, P.O. Box 182021, Columbus, OH 43218-2021, calling 1-877-877-4217, or by logging on at https://ssc.nwservicecenter.com/pros/oclo_nflg_prs_NW_Portfolio_Innovator.pdf. Before you invest, you should read the prospectus in that registration statement and other documents Nationwide has filed with the SEC for more complete information. You may also get the prospectus and other documents for free by visiting EDGAR on the SEC website at www.sec.gov. Information on the funds, contained in the PMC Select Portfolios, can be found in the fund's prospectus. A copy of the PMC Funds prospectus can be found at www.investpmc.com or by calling 1-888-612-9300. Before investing, carefully consider the fund's investment objectives, risks, charges and expenses. The product prospectus and fund prospectus contain this and other important information. Read the prospectuses carefully before investing.

Please note: annuities are long-term investment vehicles designed for retirement purposes and will fluctuate in value; annuities have limitations and investing involves market risk including possible loss of principal.

NFM-5552M1.1 (02/10)